UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-38730 CUSIP NUMBER G5494J 103

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Linde plc

Full Name of Registrant

Former Name if Applicable

The Priestley Centre, 10 Priestley Road, Surrey Research Park

Address of Principal Executive Office (Street and Number)

Guildford, Surrey GU2 7XY, United Kingdom

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by Linde plc in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2018 (the “Form 8-K”), on October 31, 2018, Praxair, Inc., a Delaware corporation (“Praxair”), and Linde Aktiengesellschaft, a stock corporation incorporated under the laws of Germany (“Linde AG”), combined their businesses under Linde plc (the “Company”). Praxair and Linde AG each became an indirect subsidiary of the Company. This transaction will be referred to in this filing as the “Business Combination.”

The Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”), will be the Company’s first annual report since the completion of the Business Combination on October 31, 2018. Due to the timing of the completion of the Business Combination and the complexity of acquiring a multinational organization coupled with the business divestitures required in order to obtain certain antitrust approvals, the Company requires additional time to complete certain analyses and disclosures to be included in the 2018 Form 10-K. The Company is therefore unable to file its 2018 Form 10-K within the prescribed time period without unreasonable effort or expense. The Company intends to file its 2018 Form 10-K within the fifteen-day period provided under Rule 12b-25 no later than by March 18, 2019.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony M. Pepper	(203)	837-2264
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 2018 Form 10-K will reflect the acquisition of Linde AG by Praxair, as the accounting acquirer, as of October 31, 2018. Therefore, results of operations have been significantly impacted by the Business Combination as of October 31, 2018, the associated impact of purchase accounting, and divestitures required to obtain certain antitrust approvals. Linde plc estimates its sales and operating profit to be approximately $14.9 billion and $5.3 billion for 2018, versus $11.4 billion and $2.4 billion for 2017, respectively. Operating profit for 2018 is expected to include a pre-tax gain of approximately $3.3 billion on the sale of Praxair’s European industrial gases business on December 3, 2018 as required by European antitrust authorities, and estimated pre-tax charges of approximately $0.8 billion relating to purchase accounting impacts since October 31, 2018. These figures are preliminary, unaudited and subject to change pending the filing of Linde plc’s 2018 Form 10-K, and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. They are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the ability to successfully integrate the Praxair and Linde AG businesses; regulatory or other limitations and requirements imposed as a result of the business combination of Praxair and Linde AG that could reduce anticipated benefits of the transaction; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances, including trade conflicts and tariffs; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates, including the impact of the U.S. Tax Cuts and Jobs Act of 2017; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from GAAP, IFRS or adjusted projections, estimates or other forward-looking statements. The Company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in the section “Risk Factors” in Item 8.01 of the Form 8-K filed with the SEC on October 31, 2018, which should be reviewed carefully. Please consider the Company’s forward-looking statements in light of those risks.

Linde plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2019	By	/s/ Kelcey E. Hoyt
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).